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SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

(c) S.E.C. FILE NO.

INTERMUNE, INC.		94-3296648	0-29801
1 (d) ADDRESS OF ISSUER	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.

3280 Bayshore Boulevard Brisbane, CA 94005					AREA CODE 415	NUMBER 466-2200
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(B)IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
3280 Bayshore Boulevard, Brisbane, CA 94005

Thomas Hodgson		Former Director

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the		or Other Units	Market	or Other Units	Date of Sale	Securities
Securities	Securities are to be Offered or Each Market Maker	Broker-Dealer	To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold	who is Acquiring the Securities	File Number	(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
COMMON	E*TRADE FINANCIAL
STOCK	1095 WHITE ROCK ROAD
	RANCHO CORDOVA, CA 95670		96,668	$2,126,696	33,849,357	10/30/2006	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.	(a)	Name of person for whose account the securities are to be sold		(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment
COMMON	01/28/03	Exercise of non-qualified stock options and same day sale. Such options were granted under the Amended and Restated 2000 Non- Employee Directors’ Stock Option Plan.	INTERMUNE, INC.	45,000	10/30/06	CASH

COMMON	01/28/04	Exercise of non-qualified stock options and same day sale. Such options were granted under the Amended and Restated 2000 Non- Employee Directors’ Stock Option Plan.	INTERMUNE, INC.	25,000	10/30/06	CASH

COMMON	01/28/05	Exercise of non-qualified stock options and same day sale. Such options were granted under the Amended and Restated 2000 Non- Employee Directors’ Stock Option Plan.	INTERMUNE, INC.	6,668	10/30/06	CASH

COMMON	05/27/05	Exercise of non-qualified stock options and same day sale. Such options were granted under the Amended and Restated 2000 Non- Employee Directors’ Stock Option Plan.	INTERMUNE, INC.	20,000	10/30/06	CASH

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A
REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

October 30, 2006	/s/ Robin J. Steele, Attorney-In-Fact For Thomas Hodgson

DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)